UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-14035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

TABLE OF CONTENTS

Page No.

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of financial condition of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2009 and 2008, and the income and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2010

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2009 and 2008

		2009		2008
Assets:				
Investment in mutual funds, at fair value	$	8,584,252	$	8,444,887
Investment in Stage Stores, Inc. common stock, at fair value as				
determined by quoted market prices - 52,945 and 33,672 shares				
with a cost basis of $608,239 and $419,951, respectively		654,400		277,794
Total Assets and Plan Equity	$	9,238,652	$	8,722,681

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the Years Ended December 31, 2009 and 2008

		2009		2008
Additions				
Contributions				
Participant	$	923,654	$	1,182,578
Employer		650,405		841,869
Net investment income (loss)				
Interest income		64,097		149,742
Dividend income on investment in:				
Mutual funds		103,813		139,922
Stage Stores, Inc. common stock		9,724		4,149
Net appreciation (depreciation) in fair value of investments		1,708,772		(5,034,941)
Total Additions		3,460,465		(2,716,681)
Deductions				
Distributions to participants		2,944,494		5,939,532
Net Increase (Decrease) in Plan Equity		515,971		(8,656,213)
Plan Equity at Beginning of Year		8,722,681		17,378,894
Plan Equity at End of Year	$	9,238,652	$	8,722,681

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following brief description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (the "Company") for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.

Eligibility and Vesting

The Plan covers key employees ("Participants"), the selection of which remains at the sole discretion of the Plan Administrative Committee (the "Committee") of the Company, as defined in the Plan document. Participation is voluntary and Participants can elect to contribute up to fifty percent (50%) of the Participant's compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee from year to year. The Company Participant and employer matching contributions are vested 100% in the Plan at all times.

Participant Accounts

The Company maintains a Participant Account ("Account") for each Participant deferring compensation. The Account is adjusted for the Participant deferral/contribution, employer match and any investment gain or loss (on investments in which the Account balance is placed) and any payment or distribution attributable to that Account.

Effective April 1, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company's common stock (the "Company Stock Investment Option"). Participant contributions and employer matching contributions are invested in a money market account and are applied to the purchase of Company stock in the open market on the last trading day of the calendar month. These shares are held in a grantor trust. Once Company stock has been credited to the Participant's Account, it may not be transferred or liquidated by the Participant and shall remain in the Account until such date as the Participant is no longer an employee of the Company and for a period of six months thereafter, at which time the Company stock shall be transferred to the Participant's personal brokerage account, as designated at that time by the Participant; hence, the Company Stock Investment Option portion of the Account cannot be settled in cash. The number of shares of common stock credited to a Participant's Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. During the period the common stock is held by the Plan, Participants will not have the right to vote those shares of common stock and Participants will not have any other incidents of ownership or rights as a shareholder with respect to those shares of common stock.

Plan Termination

The Company retains the unilateral power to amend or terminate the Plan at any time. No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

2.   Significant Accounting Policies

Basis of Accounting.   The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition.   Compass Consulting and Wachovia, N.A., which administer all mutual funds and Stage Stores stock investment, respectively, execute all investment transactions and hold the Plan assets. The Plan's investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the plan year. The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation/depreciation in the fair market value of investments. Realized gains and losses on investments are calculated using average cost. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Distributions. Distributions to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the Statements of Financial Condition.

3.   Investments

The Plan's investments that represented 5% or more of the Plan's net assets available for plan benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Capital World Bond Fund - A	$ 1,398,020	$ 1,463,619
New World Fund - A	907,230	586,543
Capital World Growth and Income Fund - A	825,952	763,331
The Growth Fund of America - A	813,578	578,187
American Funds Money Market Fund - A	779,175	- *
EuroPacific Growth Fund - A	776,690	524,905
SMALLCAP World Fund - A	722,673	392,762 *
Stage Stores, Inc. common stock	654,400	277,794 *
AMCAP Fund - A	637,314	405,013 *
Washington Mutual Investors Fund - A	635,848	458,396
American Balanced Fund - A	586,197	621,543
The Cash Management Trust of America - A	- *	2,315,743
Total	8,737,077	8,387,836
Other, individually representing less than 5% of total	501,575	334,845
Investments, at fair value	$ 9,238,652	$ 8,722,681

* Presented for comparative purposes only.

During the years ended December 31, 2009 and 2008, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008
Realized gain on investments in mutual funds	$ -	$ 48,806
Unrealized gain (loss) on investment in:		
Mutual funds	1,520,988	(4,941,590)
Stage Stores, Inc. common stock	187,784	(142,157)
Net appreciation (depreciation) in fair value of investments	$ 1,708,772	$ (5,034,941)

The following tables set forth the detailed Plan activity by individual fund for the years ended December 31, 2009 and 2008:

			Net Investment Income						
	Plan Equity at 1/1/09	Contributions	Interest Income	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain on Investment	Distributions	Transfers	Plan Equity at 12/31/09
Mutual funds									
AMCAP Fund - A	$ 405,013	$ 75,205	$ -	$ 5,921	$ -	$ 168,077	$ -	$ (16,902)	$ 637,314
EuroPacific Growth Fund - A	524,905	103,678	-	12,328	-	187,570	-	(51,791)	776,690
The Growth Fund of America - A	578,187	120,440	-	6,191	-	182,688	-	(73,928)	813,578
New World Fund - A	586,543	108,882	-	10,729	-	244,657	-	(43,581)	907,230
SMALLCAP World Fund - A	392,762	60,839	-	4,448	-	187,636	-	76,988	722,673
Capital World Growth and Income Fund - A	763,331	128,896	-	21,980	-	176,387	-	(264,642)	825,952
The Investment Company of America - A	283,645	41,585	-	8,163	-	74,235	-	(25,568)	382,060
Washington Mutual Investors Fund - A	458,396	108,244	-	17,210	-	87,678	-	(35,680)	635,848
American Balanced Fund - A	621,543	88,564	-	16,843	-	103,450	-	(244,203)	586,197
American High-Income Trust - A	-	6,527	358	-	-	1,241	-	777	8,903
Capital World Bond Fund - A	1,463,619	139,909	58,641	-	-	103,231	-	(367,380)	1,398,020
Intermediate Bond Fund of America - A	51,200	33,746	2,658	-	-	4,138	-	18,870	110,612
American Funds Money Market Fund	-	184,894	-	-	-	-	(706,799)	1,301,080	779,175
The Cash Management Trust of America - A	2,315,743	184,772	2,440	-	-	-	(2,228,915)	(274,040)	-
Stage Stores, Inc. common stock	277,794	187,878	-	9,724	-	187,784	(8,780)	-	654,400
	$ 8,722,681	$ 1,574,059	$ 64,097	$ 113,537	$ -	$ 1,708,772	$(2,944,494)	$ -	$ 9,238,652

			Net Investment Income (Loss)						
	Plan Equity at 1/1/08	Contributions	Interest Income	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain (Loss) on Investment	Distributions	Transfers	Plan Equity at 12/31/08
Mutual funds									
AMCAP Fund - A	$ 786,002	$ 97,719	$ -	$ -	$ 21,302	$ (270,807)	$ (70,383)	$ (158,820)	$ 405,013
EuroPacific Growth Fund - A	2,244,798	187,125	-	16,040	21,505	(594,947)	(301,871)	(1,047,745)	524,905
The Growth Fund of America - A	1,773,894	200,196	-	6,529	-	(466,878)	(651,344)	(284,210)	578,187
New World Fund - A	4,403,088	224,161	-	11,706	(2,404)	(1,117,597)	(398,824)	(2,533,587)	586,543
SMALLCAP World Fund - A	1,988,932	160,766	-	987	(987)	(673,765)	(187,994)	(895,177)	392,762
Capital World Growth and Income Fund - A	2,781,845	248,319	-	52,372	(5,756)	(782,135)	(611,028)	(920,286)	763,331
The Investment Company of America - A	925,627	77,438	-	11,885	-	(204,169)	(315,204)	(211,932)	283,645
Washington Mutual Investors Fund - A	1,318,093	126,354	-	18,020	10,178	(297,244)	(306,123)	(410,882)	458,396
American Balanced Fund - A	798,046	124,230	-	22,383	5,414	(235,401)	(10,856)	(82,273)	621,543
American High-Income Trust - A	59,970	-	3,908	-	(84)	(15,204)	(73,754)	25,164	-
Capital World Bond Fund - A	177,700	296,247	109,103	-	(362)	(228,696)	(375,277)	1,484,904	1,463,619
Intermediate Bond Fund of America - A	42,086	41,643	18,239	-	-	(54,747)	(259,998)	263,977	51,200
The Cash Management Trust of America - A	78,813	137,947	18,492	-	-	-	(2,376,876)	4,457,367	2,315,743
Stage Stores, Inc. common	-	102,302	-	4,149	-	(142,157)	-	313,500	277,794
	$17,378,894	$ 2,024,447	$ 149,742	$ 144,071	$ 48,806	$(5,083,747)	$(5,939,532)	$ -	$ 8,722,681

4. Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect the Plan Administrator's estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

| | | December 31, 2009 | | |
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mutual funds	$ 8,584,252	$ 8,584,252	$ -	$ -
Stage Stores, Inc. common stock	654,400	654,400	-	-
	$ 9,238,652	$ 9,238,652	$ -	$ -

| | | December 31, 2008 | | |
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mutual funds	$ 8,444,887	$ 8,444,887	$ -	$ -
Stage Stores, Inc. common stock	277,794	277,794	-	-
	$ 8,722,681	$ 8,722,681	$ -	$ -

5.   Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

6.   Income Tax Status

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax. A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administrative Committee, which is the administrative committee for the Stage Stores, Inc. Nonqualified Deferred Compensation Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN**

March 31, 2010
(Date)

/s/ Edward J. Record
Edward J. Record
Plan Administrative Committee
Stage Stores, Inc.